UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 28, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Betawave Corporation

File No. 333-131651 - CF#23448

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Betawave Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2009. The exhibit was refiled with fewer redactions as Exhibit 10.12 to an amended Form 10-K filed on July 24, 2009.

Based on representations by Betawave Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.12   through March 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel